Exhibit 12.03

PUBLIC SERVICE COMPANY OF NORTH CAROLINA, INCORPORATED
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
For Each of the Five Years Ended December 31, 2005
(Dollars in Millions)

	Years Ended December 31,
	2005	2004	2003	2002	2001
Fixed Charges as defined:
Interest on long-term debt	$18.9	$18.8	$19.1	$19.8	$20.3
Interest expense	2.5	2.2	1.7	1.6	2.4
Amortization of debt discount	0.2	0.2	0.2	0.3	0.3
Interest components on rentals	0.2	0.3	0.3	0.3	0.3
Total Fixed Charges (A)	$21.8	$21.5	$21.3	$22.0	$23.3
Earnings as defined:
Pretax income (loss) from continuing operations	$44.2	$38.3	$50.0	$(193.5)	$32.9
Total fixed charges above	21.8	21.5	21.3	22.0	23.3
Pretax equity earnings of investees	(4.5)	(4.3)	(4.5)	(4.8)	(5.2)
Cash distributions from equity investees	4.7	4.7	4.9	5.0	8.2
Total Earnings (B)	$66.2	$60.2	$71.7	$(171.3)	$59.2

Ratio of Earnings to Fixed Charges (B/A)	3.04	2.80	3.37	(7.78)	2.54

For 2002, an additional $193.2 million in income before income taxes would be needed to obtain a ratio of 1.0. Income in 2002 was negatively impacted by an impairment charge recorded in connection with the cumulative effect of an accounting change.

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